EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

The following are direct or indirect wholly-owned subsidiaries of the Registrant:

State or Province
of Incorporation

Arden-Mayfair, Inc.	Delaware
Mayfair Realty, Inc.	Delaware
Gelson’s Markets	California
AMG Holdings, Inc.
(formerly Telautograph Corporation)	Virginia